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Filed by SBC Communications Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: AT&T Corp.
Commission File No.: 1-01105

AT&T Overview

AT&T Overview

For more than 125 years, AT&T (NYSE: T) has been known for unparalleled quality and reliability in communications. Headquartered in Bedminster, New Jersey, AT&T has created innovative networks that connect customers to the world. With breakthroughs that span from the telephone to fiber-optic networking, AT&T has continued to set the standard across the communications industry.

What We Offer

AT&T (www.att.com) is among the world's premier voice, IP-based voice, video and data communications companies. Backed by the research and development capabilities of AT&T Labs, the company runs the world's largest communications network while bringing services to consumers, businesses of all sizes and government entities.

As a leading supplier of data, Internet and managed services for the public and private sectors, AT&T operates WorldNet® Service, an Internet-access service that has earned numerous awards for outstanding performance and customer service. AT&T also brings outsourcing, consulting and networking-integration solutions to large businesses and government.

Our Reach

Serving nearly 60 million consumers, AT&T is the market leader in consumer communications services and has evolved from a company that primarily handles longdistance calls to one that also provides data and voice communications worldwide through its two operating units, AT&T Business and AT&T Consumer.

Our History

Originally known as the American Telephone and Telegraph Corporation, AT&T's roots stretch back to 1875, with founder Alexander Graham Bell's invention of the telephone. AT&T then became the parent company of the Bell System, which broke up into eight companies, known as the RBOCs, in 1984 by agreement between AT&T and the U.S. Department of Justice.

Our Commitment

Serving the community and protecting the environment is extremely important to AT&T. With programs that help education, environment, disaster relief, health and life enrichment, and charity fund raising, AT&T strives to strengthen the communities in which they live and do business.

For more than 90 years, the philanthropic branch has grown to include many arms, including the AT&T Telecom Pioneers, AT&T Foundation Programs, the EH&S (Environment, Health and Safety) Report and the AT&T CARES Grant Program.

AT&T Labs

AT&T Labs Fact Sheet

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  AT&T Labs is the innovation engine that gives AT&T a leadership position in the Business Services segment. With more than 5,600 patents issued or pending worldwide, it is the brains behind many technolgical advancements that allow AT&T to serve customers better and more efficiently.

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  AT&T Labs is the world's leading telecoms R&D organization, employing thousands of scientists, engineers and IT specialists. Our inventors have pioneered new technologies and developed promising new products and services in areas ranging from IP network management and optical technology to automatic speech recognition and next-generation text-to-speech products.

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  AT&T Labs has a rich heritage of innovation. Since 1901, our researchers and engineers have developed some of the world's major technological inventions, including the transistor, the creation of the field of Information Theory, the solar cell and the communications satellite.

Innovative Results

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  Roughly 80 percent of the innovations in AT&T Labs focus on "direct research"—new technology created after input from customers, and directly aimed to meet their business needs. The innovations help improve network reliability and speed, reducing the time to restore services and adding Web-based services in real time.

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  AT&T Labs is performing groundbreaking work in areas such as WiMax and devices and features for Voice over Internet Protocol. AT&T Labs recently launched a joint R&D and market development initiative with Intel to speed development of next-generation technologies, including VoIP, WiMax and Security.

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  Recent innovations include the Internet Protect networking product, which provides an extra layer of security for customers within the global IP network. It protects against denial-of-service attacks, viruses and worms.

Transformation

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  AT&T Labs plays a major role in AT&T's ongoing cost and technology transformation. By employing the philosophies known as Concept of OneSM and Concept of ZeroSM, AT&T has been able to streamline processes and systems, reduce and avoid operational expenses and improve customer service metrics.

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  Concept of One drives benefits to AT&T customers in the form of shorter cycle times and higher-quality services. The vision of Concept of Zero includes a hands-free, self-operating network, delivering services to our customers in real time, with zero cycle time and zero defects.

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  One of the dynamic innovations born from the Concept of One/Concept of Zero philosophies is AT&T BusinessDirect®, a customer support, service, network management Web portal that has been recognized as the industry leader for online services.

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  AT&T BusinessDirect combines 500 different points of customer contact into a single, secure extranet site that provides users with increased visibility and cost control over their network performance and investments.

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  AT&T BusinessDirect supports an average of 2.6 million transactions per month from more than 600,000 users at 400,000 companies.

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  The BusinessDirect portal has helped AT&T save or avoid several hundred million dollars in costs over the past three years.

AT&T Labs Has Helped Improve the Customer Experience

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  In 2004, we retired 220 internal systems, bringing the total systems retired to 381 since January of 2002. [800 total base]

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  In 2004, we reduced our contracting cycle time (the time between contract signing and implementation) by 18%. [2003 to 2004]

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  We improved the cycle time for implementation of VPNs (a strategic growth service) by 25% in 2004. [1Q—4Q]

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  The percentage of customer orders that were submitted electronically (e-ordering) rose from 27% to 41% throughout 2004.

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NOTE: In connection with the proposed transaction, SBC intends to file a registration statement, including a proxy statement of AT&T Corp., and other materials with the Securities and Exchange Commission (the "SEC"). Investors are urged to read the registration statement and other materials when they are available because they contain important information. Investors will be able to obtain free copies of the registration statement and proxy statement, when they become available, as well as other filings containing information about SBC and AT&T Corp., without charge, at the SEC's Internet site (http://www.sec.gov). These documents may also be obtained for free from SBC by directing a request to SBC Communications Inc., Stockholder Services, 175 E. Houston, San Antonio, Texas 78258. Free copies of AT&T Corp.'s filings may be obtained by directing a request to AT&T Corp., Investor Relations, One AT&T Way, Bedminster, New Jersey 07921.

SBC, AT&T Corp. and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from AT&T shareholders in respect of the proposed transaction. Information regarding SBC's directors and executive officers is available in SBC's proxy statement for its 2004 annual meeting of stockholders, dated March 11, 2004, and information regarding AT&T Corp.'s directors and executive officers is available in AT&T Corp.'s proxy statement for its 2004 annual meeting of shareholders, dated March 25, 2004. Additional information regarding the interests of such potential participants will be included in the registration and proxy statement and the other relevant documents filed with the SEC when they become available.

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Cautionary Language Concerning Forward-Looking Statements

Information set forth in this document contains financial estimates and other forward-looking statements that are subject to risks and uncertainties, and actual results might differ materially Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving SBC and AT&T Corporation, including future financial and operating results, the new company's plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of SBC's and AT&T's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of AT&T shareholders to approve the transaction; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues. Additional factors that may affect future results are contained in SBC's filings with the Securities and Exchange Commission ("SEC"), which are available at the SEC's Web site http://www.sec.gov. SBC disclaims any obligation to update and revise statements contained in this presentation based on new information or otherwise.

This document may contain certain non-GAAP financial measures. Reconciliations between the non-GAAP financial measures and the GAAP financial measures are available on SBC's Web site at www.sbc.com/investor relations.

QuickLinks

AT&T Overview
AT&T Labs